UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)

Under the Securities Exchange Act of 1934

Altamira Therapeutics Ltd.
(Name of Issuer)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

G0360L134
(CUSIP Number)

Thomas Meyer Clarendon House, 2 Church Street Hamilton HM 11, Bermuda +1 (441) 295 59 50
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0360L134

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Thomas Meyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 22,297 *
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 22,297 *
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,297 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.2% *
14.	Type of Reporting Person (See Instructions): IN

*

The foregoing beneficial ownership percentage is based upon 1,837,845 common shares, par value $0.002 per share (the “Common Shares”) of Altamira Therapeutics Ltd., a Bermuda corporation (the “Issuer”), issued and outstanding as of March 13, 2024 based on information from the Issuer. The Reporting Person beneficially owns 22,297 Common Shares consisting of 20,000 Common Shares and warrants and options to purchase up to 2,297 Common Shares exercisable within sixty (60) days of the date hereof.

Explanatory Note

This Amendment No. 13 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on April 3, 2018, as amended on July 23, 2018, as further amended on November 21, 2018, as further amended on June 13, 2018, as further amended on August 12, 2019, as further amended on August 20, 2020, as further amended on October 6, 2020, as further amended on December 4, 2020, as further amended on May 21, 2021, as further amended on May 12, 2022,as further amended on September 13, 2022, as further amended on January 18, 2023 and as further amended on April 17, 2023 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On December 29, 2023, the Reporting Person purchased 51 Common Shares at a purchase price of $3.24 per share for a total of $165.24. The Reporting Person purchased these Common Shares with personal funds.

On March 11, 2024, the Reporting Person purchased 17,350 Common Shares at a purchase price of $1.864 per share for a total of $32,337.84. The Reporting Person purchased these Common Shares with personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a)	The information contained on the cover pages to the Schedule 13D is incorporated by reference herein. As of the date hereof, there are 1,837,845 Common Shares outstanding. The Reporting Person beneficially owns 22,297 Common Shares including Common Shares that the Reporting Person has the right to acquire within sixty (60) days of the date hereof upon exercise of outstanding options and warrants, representing 1.2% of the class.

(b)	The Reporting Person holds sole power to vote and dispose over all of the Common Shares of the Issuer that he beneficially owns.

(c)

The information provided in Item 3 and Item 4 of the Schedule 13D is incorporated by reference herein. Except as described herein, during the past sixty (60) days on or prior to March 17, 2024 (the “Event Date”), and from the Event Date to the date hereof, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2024

/s/ Thomas Meyer
Thomas Meyer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

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